

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 2, 2008

Mr. Peter Toscano
Chief Executive Officer
US Precious Metals Inc
950 Celebration Blvd., Suite A
Celebration, FL 34747

> **Re:** **US Precious Metals Inc.**
> **Form 10-KSB for fiscal year ending May 31, 2007**
> **Filed September 13, 2007**
> **File No. 000-50703**

Dear Mr. Toscano:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief